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Exhibit 99.1

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2009 (Unaudited)	June 30, 2009 (Audited)
Assets
Current assets
Cash	$49	$3,731
Prepaid expenses	5,004	8,491

Total current assets	5,053	12,222

Other assets
Investments held in Trust Account—Restricted
U.S. Treasury Securities, at amortized cost	49,881,000	49,958,689
Money Market Funds, at fair value	137,671	50,000

Total assets	$50,023,724	$50,020,911

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accrued expenses	$773,257	$182,438
Notes payable, shareholder	313,434	108,734

Total current liabilities	1,086,691	291,172
Non-current liabilities
Deferred underwriters' fees	2,000,000	2,000,000

Total liabilities	3,086,691	2,291,172

Ordinary shares, 1,999,999 shares subject to possible redemption (at redemption value of approximately $10.00)	20,001,990	20,001,990

Commitments
Shareholders' equity
Ordinary shares, $.0001 par value, authorized 30,000,000 shares; 6,250,000 shares issued and outstanding as of December 31, 2009 and June 30, 2009 (including 1,999,999 shares subject to possible redemption)	625	625
Additional paid-in capital	27,926,573	27,926,573
Deficit accumulated during the development stage	(992,155)	(199,449)

Total shareholders' equity	26,935,043	27,727,749

Total liabilities and shareholders' equity	$50,023,724	$50,020,911

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

(Unaudited)

	For the six months ended December 31, 2009	For the six months ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31, 2009
Revenues	$—	$—	$—
Formation and administrative costs	(826,527)	(198,367)	(1,269,632)

Loss from operations	(826,527)	(198,367)	(1,269,632)
Other Income
Interest income	33,821	257,244	277,477

Net income (loss) applicable to common shareholders	$(792,706)	$58,877	$(992,155)

Net income (loss) per common share
Basic	$(0.13)	$0.01	$(0.20)

Diluted	$(0.13)	$0.01	$(0.20)

Weighted average common shares oustanding:
Basic	6,250,000	5,576,495	5,069,320

Diluted	6,250,000	6,307,198	5,069,320

Net income per common share subject to possible redemption, basic and diluted:	$0.00	$0.00	$0.00

Weighted average common shares subject to possible redemption	1,999,999	1,695,651	1,376,485

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS' EQUITY

For the period from December 6, 2007 (date of inception) to December 31, 2009

	Ordinary Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Shareholders' Equity
Ordinary shares issued to initial shareholders on December 10, 2007 at approximately $0.009 per share	2,875,000	$288	$24,712	$—	$25,000
Contribution of founders' shares back to the Company on May 13, 2008	(1,150,000)	(115)	115
Net loss				(4,713)	(4,713)

Balances, at June 30, 2008	1,725,000	$173	$24,827	$(4,713)	$20,287

Contribution of founders' shares back to the Company on July 23, 2008	(287,500)	(29)	29		—
Sale of 5,000,000 units at $10.00 per unit on July 29, 2008, net of underwriters' discount and offering expense (includes 1,999,999 shares subject to possible redemption)	5,000,000	500	45,448,688		45,449,188
Proceeds subject to possible redemption of 1,999,999 shares			(20,001,990)		(20,001,990)
Proceeds from private placement of insider units			2,455,000		2,455,000
Contribution of founders' shares back to the Company on August 22, 2008	(187,500)	(19)	19		—
Net loss				(194,736)	(194,736)

Balances, at June 30, 2009	6,250,000	$625	$27,926,573	$(199,449)	$27,727,749

(Unaudited)
Net loss				(792,706)	(792,706)

Balances, at December 31, 2009	6,250,000	$625	$27,926,573	$(992,155)	$26,935,043

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended December 31, 2009	For the Six Months Ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31, 2009
Cash flows from operating activities
Net income (loss)	$(792,706)	$58,877	$(992,155)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liability:
Prepaid expenses	3,487	(8,383)	(5,004)
Interest income receivable		(66,303)
Accrued expenses	590,819	90,914	773,257

Net cash provided by (used in) operating activities	(198,400)	75,105	(223,902)

Cash flows from investing activities
Cash held in Trust Account	(9,982)	(50,078,799)	(50,018,671)

Net cash used in investing activities	(9,982)	(50,078,799)	(50,018,671)

Cash flows from financing activities
Proceeds from issuance of ordinary shares to Initial Shareholders	—	—	25,000
Proceeds from notes payable, shareholder	204,700	—	413,434
Repayment of notes payable, shareholder	—	(100,000)	(100,000)
Gross proceeds from the initial public offering	—	50,000,000	50,000,000
Payments for underwriters' fees and offering costs	—	(2,410,161)	(2,550,812)
Proceeds from private placement of insider units	—	2,455,000	2,455,000

Net cash provided by financing activities	204,700	49,944,839	50,242,622

Net increase (decrease) in cash	(3,682)	(58,855)	49
Cash, beginning of period	3,731	58,855	—

Cash, end of period	$49	$—	$49

Supplemental schedule of non-cash financing activities
Accrual of offering costs	$—	$75,000	$—

Deferred underwriters' fees	$—	$2,000,000	$2,000,000

The accompanying notes are an integral part of these financial statements.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements

1. Organization, Business Operations and Going Concern Assessment

        North Asia Investment Corporation (the "Company") was incorporated in Delaware on December 6, 2007 as a blank check company whose objective is to acquire an operating business.

        All activity from December 6, 2007 (inception) through December 31, 2009 relates to the Company's formation and initial public offering described below and efforts to consummate a business combination. The Company has selected June 30 as its fiscal year-end.

        The registration statement for the Company's initial public offering ("Offering") was declared effective July 23, 2008. The Company consummated the offering on July 29, 2008 and received net proceeds of approximately $48,005,000 (Note 3). The Company's management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $50,005,000, including $2,000,000 of deferred underwriters' fees, is being held in an interest-bearing trust account ("Trust Account") including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the Company's officers and directors have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,500,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company's tax obligations. As of December 31, 2009, $281,156 has been released for working capital requirements.

        The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the Business Combination will not be consummated. Holders of shares sold in the Offering ("Public Shareholders") voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account, including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder's redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Going Concern Assessment (Continued)

All of the Company's existing shareholders prior to the Offering, including all of the directors and officers of the Company ("Initial Shareholders") have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Public Shareholders are voted. After consummation of a Business Combination, these voting safeguards will no longer be applicable. A Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Offering. The Company will require each Public Shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a Public Shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

        The ability of the Company to continue as a going concern is dependent upon its ability to successfully complete a business combination by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if the twelve-month extension is approved by the Company's shareholders, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the Initial Shareholders to the extent of their founding shares. This distribution may be less than the Offering price. The mandatory liquidation raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

        On December 17, 2009, the Company executed a letter of intent with Pacific City Financial Corporation ("Pac City"). Accordingly, the Company has until July 29, 2010 (or July 29, 2011) to complete its Business Combination. See Note 10.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These financial statements were approved by management and were issued on March 8, 2010. Subsequent events have been evaluated through this date.

Development Stage Company

        The Company complies with the reporting requirements of the "Development Stage Entities" Topic of the FASB ASC.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Foreign Currency Translation

        The Company's reporting currency is the United States ("U.S.") dollar. Although the Company maintains a cash account with a bank in Hong Kong, denominated in U.S. dollars, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the United States dollar. In accordance with the "Foreign Currency Matters" Topic of the FASB ASC, foreign currency balance sheets are translated using the exchange rates as of the balance sheet date, and revenue and expense amounts in the statements of operations are translated at the transaction date or the average exchange rates for each period. The resulting foreign currency translation adjustments will be reorganized into the balance sheet as accumulated other comprehensive income/(loss) within shareholders' equity. Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Restricted Cash Equivalents Held in Trust Account

        The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in the United States Treasury Securities.

Securities Held in Trust Account

        Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with the "Investments—Debt and Equity Securities" Topic of the FASB ASC. Held-to-Maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

        A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the "interest income" line item in the statements of operation. Interest income is recognized when earned.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        The carrying values of the Company's assets and liabilities that qualify as financial instruments under the "Financial Instruments" Topic of the FASB ASC approximate their fair values presented in the accompanying balance sheets due to their short-term maturities.

Basic and Diluted Earnings per Share

        Earnings per common share is based on the weighted average number of common shares outstanding. The Company complies with the "Earnings Per Share" Topic of the FASB ASC, which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic income per share excludes dilution and is computed by dividing income available to ordinary shareholders by the weighted-average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if warrants were to be exercised or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

        The Company's statements of operations include a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. Basic and diluted net income per share amounts for the maximum number of shares subject to possible redemption are calculated by dividing the net income attributable to common shares subject to possible redemption by the weighted average number of shares subject to possible redemption.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        The Company complies with the "Income Taxes" Topic of the FASB ASC, which requires the Company follow an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

        In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

New Accounting Pronouncements

        In June 2009, the Financial Accounting Standards Board ("FASB") issued its final Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance in the ASC carries an equal level of authority. The ASC supersedes all previously existing non-SEC accounting and reporting standards. The ASC simplifies user access to all authoritative GAAP by reorganizing previously issued GAAP pronouncements into approximately 90 accounting topics within a consistent structure, without creating new accounting and reporting guidance. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009; accordingly, the Company adopted the ASC in the first quarter of fiscal 2010. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. In the discussion that follows, the Company will refer to ASC citations that relate to ASC Topics and their descriptive titles, as appropriate, and will no longer refer to citations that relate to accounting pronouncements superseded by the ASC.

        Effective July 1, 2009, the Company adopted the accounting guidance under the "Business Combinations" Topic of the FASB ASC, which provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. This Topic also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred.

        Effective July 1, 2009, the Company adopted the "Consolidation" Topic of the FASB ASC, which changed the accounting and reporting for minority interests, which are now characterized as noncontrolling interests and classified as a component of equity. This Topic establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

investments when a subsidiary is deconsolidated. This Topic also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interest of the non-controlling owners.

        Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

Redeemable Ordinary Shares

        The Company accounts for redeemable ordinary shares in accordance with the "Distinguishing Liabilities from Equity" Topic of the FASB ASC. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. Accordingly 1,999,999 shares have been classified outside of permanent equity at redemption value. The Company recognizes changes in redemption value (if any) immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

3. Initial Public Offering

        On July 29, 2008, the Company sold 5,000,000 units ("Units") in the Offering at a price of $10.00 per Unit. Each Unit consists of one ordinary share, $.0001 par value, and one Redeemable Ordinary Share Purchase Warrant(s) ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of ordinary shares at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 23, 2009 and expiring July 22, 2013. The Warrants will be redeemable, at the Company's option at a price of $.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a "cashless basis." In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

4. Related Party Transactions

        The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note was non-interest bearing and was payable on the earlier of December 12, 2008 or the consummation of the Offering. The note was repaid in August 2008.

        On March 6, 2009, the Company issued a $19,234 unsecured promissory note to one of its shareholders. On May 26, 2009, the Company issued an additional $70,000 unsecured promissory note to this same shareholder. On June 8, 2009, the Company issued an additional $19,500 unsecured promissory note to this same shareholder. On September 9, 2009, the Company issued a $30,000 unsecured promissory note to this same shareholder. On September 15, 2009, the Company issued a $7,500 unsecured promissory note to this same shareholder. On November 9, 2009, the Company issued a $10,000 unsecured promissory note to this same shareholder. On December 21, 2009, the Company issued a $157,200 unsecured promissory note to this same shareholder. All of the notes are non-interest bearing and are payable upon the consummation of the Company's Business Combination.

        The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company's initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required to the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

        The Company's Initial Shareholders have purchased, in consideration for an aggregate purchase price of $25,000, an aggregate of 1,250,000 ordinary shares, after adjustment for certain contributions back to capital. The Initial Shareholders have agreed that (1) subject to certain exceptions, the founding ordinary shares will not be sold or transferred until 180 days after the completion of an initial Business Combination and (2) the founding ordinary shares will not be entitled to a pro rata share of the Trust Account in the event of the Company's liquidation. As a result of the underwriters' over-allotment option expiring unexercised in August 2008, certain of the Company's Initial Shareholders contributed to the Company, at no cost, an aggregate of 187,500 ordinary shares.

        A shareholder of the Company, who also acts as a director, and a second director of the Company, purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the "Sponsors' Warrants") simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of $2,455,000) from the Company and not as part of the Offering. The holders of the Sponsors' Warrants have agreed that, subject to certain exceptions, the Sponsors' Warrant will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors' Warrants are identical to the Warrants underlying the Units sold in the Offering except that the Sponsors' Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they held by the original purchasers of the Sponsors' Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors' Warrants will expire worthless.

        The holders of the founding ordinary shares held by the Initial Shareholders, as well as the holders of the Sponsors' Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the founding ordinary shares held by the Initial Shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are released from

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

4. Related Party Transactions (Continued)

escrow. Additionally, the holders of a majority of the Sponsors' Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company consummates its initial Business Combination. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5. Commitments

        The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company's initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

        The Company paid to the underwriters a $1,500,000 underwriting discount, representing 3.0% of the offering proceeds, at the closing of the Offering, and is committed to pay up to an additional $2,000,000 deferred underwriting discount currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company's consummation of an initial Business Combination. The Company granted the underwriters a 30-day option to purchase up to 750,000 additional units to cover the over-allotment if any. This option expired unexercised in August 2008.

6. Ordinary Shares

        At December 31, 2009, 7,455,000 ordinary shares were reserved for issuance upon exercise of the Warrants and Sponsors' Warrants.

7. Basic and Diluted Earnings Per Share

        Warrants to purchase 7,455,000 ordinary shares were excluded from the calculation of diluted earnings for the six months ended December 31, 2009 and 2008 and for the period from December 6, 2007 (date of inception) to December 31, 2009 because their effect would have been anti-dilutive.

8. Investment in Trust Account

        Subsequent to the Offering, an amount of $50,005,000, including $2,000,000 of deferred underwriters' fee, of the net proceeds was deposited in an interest-bearing Trust Account including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

        As of December 31, 2009, investment securities in the Company's Trust Account consist of approximately $49.9 million in United States Treasury Bills and another $137,000 is held as cash in the account. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with the "Investments—Debt and Equity Securities" Topic of the FASB ASC. Held-to-maturity securities are those securities which the Company has the ability and intent to hold

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

8. Investment in Trust Account (Continued)

until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at December 31, 2009 is as follows:

	Carrying Amount	Gross Unrealized Holding Losses	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$49,881,000	$(7,565)	$49,873,435

9. Fair Value Measurements

        Effective July 1, 2008, the Company adopted the "Fair Value Measurements and Disclosures" Topic of the FASB ASC for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The adoption of this Topic to the Company's financial assets and liabilities did not have an impact on the Company's financial results.

        The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities	$49,873,435	$49,873,435	$—	$—

Money Market Funds held in Trust Account	$137,671	$137,671	$—	$—

	$50,011,106	$50,011,106	$—	$—

        Fair values of the Company's money market funds held in the Trust Account are determined through market, observable and corroborated sources. However, U.S. Treasury Securities held in the Trust Account are recorded on the balance sheet at December 31, 2009 at amortized cost in accordance with the "Investments—Debt and Equity Securities" Topic of the FASB ASC (see Note 8).

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

10. Proposed Business Combination

        On January 11, 2010, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Pac City. Upon the consummation of the transactions contemplated by the Merger Agreement, the Company will be merged with and into Pac City, with Pac City being the surviving entity (the "Merger"). Upon consummation of the Merger, each holder of a share of the Company's ordinary shares outstanding immediately prior to the Merger will receive 3.0769 shares of common stock of Pac City. Additionally, each holder of the Company's warrants issued and outstanding immediately prior to the Merger shall be converted into a warrant of similar tenor to purchase 3.0769 shares of Pac City common stock for an aggregate purchase price of $7.50, or $2.44 per share. If approved, the Merger is expected to be consummated in the second quarter of 2010, after the required approval by the Company's shareholders and the fulfillment of certain other conditions, as described in the Merger Agreement.

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  Exhibit 99.1
NORTH ASIA INVESTMENT CORPORATION (a corporation in the development stage) BALANCE SHEETS
NORTH ASIA INVESTMENT CORPORATION (a corporation in the development stage) STATEMENTS OF OPERATIONS (Unaudited)
NORTH ASIA INVESTMENT CORPORATION (a corporation in the development stage) STATEMENTS OF SHAREHOLDERS' EQUITY For the period from December 6, 2007 (date of inception) to December 31, 2009
NORTH ASIA INVESTMENT CORPORATION (a corporation in the development stage) STATEMENTS OF CASH FLOWS (Unaudited)
North Asia Investment Corporation (a corporation in the development stage) Notes to Financial Statements